[LETTERHEAD OF PEDLEY ZIELKE GORDINIER & PENCE, PLLC]
                                ATTORNEYS AT LAW
                              2000 MEIDINGER TOWER
                             462 SOUTH FOURTH AVENUE
                         LOUISVILLE, KENTUCKY 40202-2555
                                 (502) 589-4600
                               FAX (502) 584-0422
                                  WWW.PZGP.COM

                                 October 1, 2004

VIA EDGAR FILING
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Comments on the Registration Statement on Form SB-2 of AlphaRx, Inc.

Dear Mr. Belliston:

The undersigned has acted as counsel to AlphaRx, Inc., during AlphaRx's registration of securities on Form SB-2. We are in receipt of the Securities and Exchange Commission's comment letter, dated September 17, 2004. In response to your letter, please note that AlphaRx has made the following changes in its first amendment to the registration statement:

1. In response to Comment #1, of your letter, AlphaRx has adjusted the number of shares being registered in the selling security holders table to reflect the correct number of 93,905,994 shares.

2. In response to Comment #2 of your letter, AlphaRx has identified all broker-dealers as underwriters except for those broker-dealers whose shares were issued as compensation for underwriting activities.

3. In response to Comment #3 of your letter, AlphaRx has noted that all affiliates of all broker-dealers identified in the prospectus obtained their shares in the ordinary course of business and that there is no agreement or understanding with any person to distribute any shares.

4. In response to Comment #4 of your letter, AlphaRx has obtained consent letters for both its present and past accountants and has submitted those as exhibits to its amended registration statement.

      Furthermore, AlphaRx acknowledges and understands that if the Commission or its staff declare its filing effective that it does not foreclose the Commission from taking

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PEDLEY ZIELKE GORDINIER & PENCE, PLLC

any action with respect to the filing, or relieve AlphaRx from its full responsibility for the adequacy and accuracy of the disclosures contained in its prospectus. Additionally, AlphaRx's understands and acknowledges that declaring the prospectus effective does not allow AlphaRx to raise this fact as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any further questions or comments, please do not hesitate to contact me.

                                                Sincerely,

                                                /s/ David M. Pedley
                                                -------------------
                                                David M. Pedley